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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  FORM 12B-25

                          NOTIFICATION OF LATE FILING

                           SEC File Number: 001-12155

                           CUSIP Number: 311565 10 5
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(Check one):  |_|  Form 10-K  |_| Form 20-F   |_|  Form I 1-K   |X|  Form 10-Q

              |_|  Form N-SAR   |_|  Form N-CSR


          For Period Ended: SEPTEMBER 30, 2006
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              |_|  Transition Report on Form 10-K

              |_|  Transition Report on Form 20-F

              |_|  Transition Report on Form 11-K

              |_|  Transition Report on Form 10-Q

              |_|  Transition Report on Form N-SAR

          For the Transition Period Ended:_____________________________________

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  Read Instruction (on back page) Before Preparing Form. Please Print or Type.

NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS
                  VERIFIED ANY INFORMATION CONTAINED HEREIN.

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      If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

ONE IP VOICE, INC.
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Full Name of Registrant


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Former Name if Applicable

22 PRESTIGE PARK CIRCLE
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Address of Principal Executive Office (Street and Number)

EAST HARTFORD, CT 06108
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City, State and Zip Code

PART II - RULES 12B-25(B) AND (C)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate) |X|

(a) The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
(b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
(c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

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The Registrant is currently in the process of raising cash from potential investors, and requires additional time to determine the level of investment commitments and incorporate that information into its Form 10-Q. The Registrant believes that such incorporation will be significant to a reader's understanding of its short-term cash resources and liquidity. Registrant further represents the Form 10-Q will be filed by November 20, 2006.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

        Robert G. LaVigne                   860                    610-6002
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             (Name)                      (Area Code)          (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s) Yes |X| No |_|

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? Yes |X| No |_|

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.


The Registrant expects to report a net loss of $1,753,000 or $(.42) per share, on revenues of $2,921,000, for the three months ended September 30, 2006, compared with a net loss of $2,648,000 or $(.75) per share, on revenues of $4,807,000 for the three months ended September 30, 2005. The net loss for the current quarter of 2006 includes an operating loss of $2,421,000 and non-cash derivative instrument income of $740,000. The net loss for the comparable quarter of 2005 includes an operating loss of $646,000 and non-cash derivative instrument expense of $1,949,000. Approximately $1,248,000 and $243,000 of the operating losses to be reported for the quarters ended September 30, 2006 and 2005, respectively, were attributable to the continuing build-out of the Company's IP telephony services subsidiary OIPV Corp ("OIPV").

The Registrant expects to report a net loss of $3,649,000 or $(.92) per share, on revenues of $10,590,000, for the nine months ended September 30, 2006, compared with a net loss of $3,478,000 or $(1.02) per share, on revenues of $11,699,000 for the nine months ended September 30, 2005. The net loss for the current year includes an operating loss of $5,840,000 and non-cash derivative instrument income of $2,403,000. The net loss for the comparable period of 2005 includes an operating loss of $1,704,000 and non-cash derivative instrument expense of $1,662,000. Approximately $3,465,000 and $486,000 of the operating losses to be reported for the year-to-date periods ended September 30, 2006 and 2005, respectively, were attributable to the continuing build-out of OIPV.


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                               One IP Voice, Inc.
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                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date November 14, 2006                    By : /s/ Robert G. LaVigne
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                                          Robert G. LaVigne

                                          Executive Vice President, Chief
                                          Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

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